                    Exhibit 99.1 - Explanation of Responses

        This Form 4 is being filed on behalf of Generation Members' Fund II LP
("GMF II LP"), Generation Capital Partners VRC LP ("GCP VRC LP"), Generation
Capital Partners II LP ("GCP II LP"), Mark E. Jennings and Andrew P. Hertzmark
(collectively, the "Reporting Persons").

        On November 20, 2007, the 2,708,686 and 91,314 shares of Series A
Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred
Stock") of Virtual Radiologic Corporation, a Delaware corporation (the
"Company"), held by GCP II LP and GMF II LP, respectively, were automatically converted into shares of the Company's common stock (the "Common Stock") in connection the closing of the Company's initial public offering. Each share of
Series A Preferred Stock converted into one share of Common Stock.

        In addition, GMF II LP and GCP VRC LP hold 173,786 and 1,156,914 shares, respectively, of Common Stock. GMF II LP, GCP VRC LP and GCP II LP are
collectively referred to herein as the "Generation Funds."

        Generation Partners II LLC is the general partner of GCP II LP and GMF
II LP. Generation Partners VRC LLC is the general partner of GCP VRC LP. Mark E.
Jennings is a Managing Partner of Generation Partners and Andrew P. Hertzmark is
a Partner of Generation Partners. Messrs. Jennings and Hertzmark may be deemed to be the beneficial owners of any securities that may be deemed to be owned by the Generation Funds. Messrs. Jennings and Hertzmark disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. The address of each of the Generation Funds is One Greenwich
Office Park, Greenwich, CT 06831.